UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BlueLinx Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
09624H208
(CUSIP Number)
January 30, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
GrizzlyRock Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
GrizzlyRock GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
GrizzlyRock Institutional Value Partners, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
Kyle Mowery
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
Vivaldi Asset Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
Vivaldi Holdings, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
HC

Item 1.

(a)	Name of Issuer: BlueLinx Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1950 Spectrum Circle, Marietta, Georgia 30067
Item 2.
(a)	Name of Person Filing: This Schedule 13G/A is being filed jointly by the GrizzlyRock Group (defined below), Mr. Mowery and the Vivaldi Group (defined below).

The parties identified in the list below constitute the GrizzlyRock Group:

• GrizzlyRock Capital, LLC (“GrizzlyRock Capital”), a Delaware limited liability company and investment adviser to GrizzlyRock Institutional Value Partners, LP.

• GrizzlyRock GP, LLC (“GrizzlyRock GP”), a Delaware limited liability company and general partner of GrizzlyRock Institutional Value Partners, LP.

• GrizzlyRock Institutional Value Partners, LP. (the “GrizzlyRock Fund”), a Delaware limited partnership.

• Kyle Mowery as the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, and as a portfolio manager of the Vivaldi Multi-Strategy Fund, The Relative Value Fund and the Vivaldi Opportunities Fund (each as described below).

The parties identified in the list below constitute the Vivaldi Group:

• Vivaldi Asset Management, LLC (“Vivaldi”), an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) a series of Investment Managers Series Trust II, a registered investment company, specifically the Vivaldi Multi-Strategy Fund, (ii) The Relative Value Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and (iii) the Vivaldi Opportunities Fund, a Maryland corporation registered under the Investment Company Act (collectively, the “Client Accounts”).

• Vivaldi Holdings, LLC (“Vivaldi Holdings”), a Delaware limited liability company and control person of Vivaldi.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto. The Reporting Persons are filing this Schedule 13G/A jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended to date (the “Exchange Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Each of these parties expressly disclaims beneficial ownership of securities held by the other parties, except as otherwise provided herein.

This statement is filed by Mr. Mowery, with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in the name of the GrizzlyRock Fund by virtue of Mr. Mowery’s capacity as Managing Member of GrizzlyRock Capital and GrizzlyRock GP; and (2) shares of Common Stock held in the name of the Client Accounts by virtue of Mr. Mowery’s capacity as Portfolio Manager of those accounts.

(b)	Address of Principal Business Office or, if None, Residence: The principal business address of each of GrizzlyRock Capital, GrizzlyRock GP, the GrizzlyRock Fund and Mr. Mowery is 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606. The principal business address of each of Vivaldi and Vivaldi Holdings is 225 W. Wacker Drive, Suite 2100, Chicago, IL 60606.
(c)	Citizenship: United States
(d)	Title and Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)
CUSIP No.: 09624H208
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned: None of the filing parties holds any shares of Common Stock.

(b)	Percent of Class: 0.00%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: Not applicable

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: Not applicable

(iv)	Shared power to dispose or to direct the disposition of: Not applicable
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable
Item 8.	Identification and classification of members of the group. Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.	Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2020

GrizzlyRock Capital, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock GP, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock Institutional Value Partners, L.P.

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

Kyle Mowery

By:	/s/ Kyle Mowery

Vivaldi Asset Management, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Vivaldi Holdings, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 12, 2020

GrizzlyRock Capital, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock GP, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock Institutional Value Partners, L.P.

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

Kyle Mowery

By:	/s/ Kyle Mowery

Vivaldi Asset Management, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Vivaldi Holdings, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer